4532 US Hwy. 19N, Suite 200
New Port Richey, Florida 34652
(727) 405-0750 (877) 654-1500 Fax (727) 450-0763

March 26, 2021

U.S. Securities and Exchange Commission
C/o Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re: Commonwealth Income & Growth Fund IV
Item 4.01 Form 8-K
Filed February 5, 2021
File No. 333-62526

Dear Division of Corporation Finance:

We received your letter dated March 16, 2021 and are responding to your comments as follows:

●
On March 24, 2021, Commonwealth Income and Growth Fund IV (“Partnership”) amended its 8K filed on February 5, 2021 with Form 8K/A to reflect the exhibit (16) as the only letter provided by BDO USA LLP, regarding change in certifying accountant as of the date of the required filing. The exhibit filed was received Monday, February 1, 2021 and was the triggering event requiring the Partnership to file an 8K within four business days with the last day being Friday, February 5, 2021.

Please contact Ted Cavaliere at (877) 654-1500 if you should have any questions.

Sincerely,

/s/ Kimberly Springsteen-Abbott
Kimberly Springsteen-Abbott
CEO/Owner

/s/ Theodore Cavaliere
Theodore Cavaliere
VP, FINOP